EXHIBIT I
TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS REPORTS FIRST QUARTER RESULTS

Highlights

▪	Declared a cash distribution of $0.40 per unit for the first quarter, up 14.3 percent from the same quarter of the prior year
▪	Generated distributable cash flow of $6.8 million
▪	Received offer from Teekay Corporation to purchase up to an additional 25 percent interest in Teekay Offshore Operating L.P. (OPCO)

Hamilton, Bermuda, May 14, 2008 - Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported net income of $0.5 million for the quarter ended March 31, 2008, compared to net income of $6.8 million for the same period last year. In the first quarter of 2008, net income before non-controlling interest included non-cash losses of $6.1 million relating primarily to foreign currency translation losses, changes in fair value of a non-designated derivative instrument and deferred income tax expenses.  In the first quarter of 2007, net income before non-controlling interest included non-cash losses totaling $0.4 million relating primarily to foreign currency translation losses, net of deferred income tax recoveries.

During the three months ended March 31, 2008, the Partnership generated $6.8 million of distributable cash flow(1), up from $6.5 million for the fourth quarter of 2007.  On May 1, 2008, the Partnership declared a cash distribution of $0.40 per unit for the first quarter of 2008.  The cash distribution is payable on May 15, 2008, to all unitholders of record on May 8, 2008.

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.  This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the income statement, as reflected in the foreign exchange gains (losses).

The Partnership owns two shuttle tankers, one floating storage and offtake (FSO) unit, and a 26 percent interest in Teekay Offshore Operating L.P., which owns and operates the world's largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional oil tankers.  The Partnership controls OPCO through the ownership of its general partner, and the Partnership’s parent company, Teekay Corporation (Teekay), owns the remaining 74 percent interest in OPCO.  Since the Partnership controls OPCO through its ownership of its general partner, the Partnership’s financial statements includes the consolidated results of both the Partnership and OPCO.  Initially, the Partnership conducted all operations through OPCO and its subsidiaries.  However, the operations of two shuttle tankers and one FSO are conducted through the Partnership’s wholly-owned subsidiaries.

Potential Acquisition of Additional Interests in OPCO

The parent of our general partner, Teekay, has offered to sell to Teekay Offshore an additional 25 percent interest in OPCO, in which Teekay Offshore currently owns a 26 percent interest.  The terms of the offer have not yet been finalized and will be subject to the approval of Teekay Offshore’s board of directors and Conflicts Committee.  The board of directors of Teekay Corporation has approved the offer to sell the 25 percent interest in OPCO.

(1)  Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Future Growth Opportunities

Teekay is obligated to offer Teekay Offshore shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing contracts of three or more years in length.

Shuttle Tankers

Teekay has four Aframax shuttle tanker newbuildings on order which are scheduled to deliver between the third quarter of 2010 and the third quarter of 2011.  It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

FPSO Units

Through its 50 percent-owned joint venture with Teekay Petrojarl ASA, Teekay is obligated to offer the Partnership its interest in certain future FPSO projects.

Teekay’s Remaining Interest in OPCO

If the offer to sell Teekay Offshore an additional 25 percent interest in OPCO is accepted, Teekay may still offer to Teekay Offshore the remaining 49 percent limited partner interest in OPCO that it will still own.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (Please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendix B for further details):

	Three Months Ended March 31, 2008				Three Months Ended December 31, 2007
	(unaudited)				(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues	114,506	21,205	16,698	152,409	119,959	22,549	17,685	160,193

Vessel operating expenses	29,215	5,959	6,312	41,486	30,284	6,988	6,950	44,222
Time-charter hire expense	33,646	-	-	33,646	38,714	-	-	38,714
Depreciation & amortization	22,551	4,891	5,104	32,546	22,912	5,576	4,985	33,473

Cash flow from vessel operations*	39,266	13,042	9,557	61,865	40,168	13,661	9,689	63,518

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $39.3 million for the first quarter of 2008, compared to $40.2 million for the previous quarter, primarily due to an increase in the number of off-hire days due to scheduled drydockings and unexpected repairs performed during the first quarter, partially offset by a decrease in time-charter hire expense and vessel operating expenses.  Two of OPCO’s shuttle tankers incurred a total of 102 unscheduled off-hire days during the first quarter due to unexpected repairs which resulted in a reduction in net voyage revenues of approximately $3.8 million.  In addition, OPCO incurred $1.4 million of other reductions in revenue during the first quarter, which are of a non-recurring nature.  Time-charter hire expense decreased from the prior quarter as a result of the re-delivery of two in-chartered shuttle tankers during the first quarter, and OPCO’s purchase of a previously in-chartered shuttle tanker in March 2008.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s conventional tanker segment decreased to $13.0 million for the first quarter of 2008, compared to $13.7 million for the previous quarter, primarily due to an increase in voyage expenses, partially offset by a decrease in vessel operating expenses due to the timing of repairs and maintenance expenditures.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment in the first quarter of 2008 remained virtually unchanged from the previous quarter.  Net voyage revenues decreased primarily as a result of a non-recurring mooring fee earned on the Apollo Spirit in the previous quarter. Vessel operating expenses decreased due to costs associated with a hose change-out on one of the FSO units in the previous quarter.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet, including vessels owned by OPCO, as of April 30, 2008:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Total
Shuttle Tanker Segment	27	(1)	11	38

Conventional Tanker Segment	9		-	9

FSO Segment	5		-	5
Total	41		11	52

(1)	Includes five shuttle tankers in which OPCO’s ownership interest is 50%, and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.

Liquidity

As of March 31, 2008, the Partnership had total liquidity of $253.3 million, comprised of $137.8 million in cash and cash equivalents and $115.5 million in undrawn revolving credit facilities.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 11 chartered-in vessels), four floating storage and offtake units (FSO) and nine conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO.  Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

Earnings Conference Call

The Partnership plans to host a conference call at 12:00 p.m. ET on Friday, May 16, 2008, to discuss the Partnership’s results and the outlook for its business activities. The Partnership’s earnings presentation will be available on the Partnership’s web site at www.teekayoffshore.com prior to the call. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 322-1159 or (416) 640-3404, or listen to the live conference call through the web site.  The Partnership plans to make available a recording of the conference call until midnight May 23, 2008 by dialing (888) 203-1112 or (647) 436-0148, access code 3646842 or via the Partnership’s web site until June 16, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (in thousands of U.S. dollars, except unit data)
	Three Months Ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	203,786	203,978	190,752

OPERATING EXPENSES
Voyage expenses	51,377	43,785	34,535
Vessel operating expenses	41,486	44,222	30,219
Time-charter hire expense	33,646	38,714	38,115
Depreciation and amortization	32,546	33,473	28,591
General and administrative	15,594	14,377	15,174
	174,649	174,571	146,634
Income from vessel operations	29,137	29,407	44,118
OTHER ITEMS
Interest expense	(23,967)	(22,128)	(18,509)
Interest income	1,249	1,506	1,137
Income tax (expense) recovery	(197)	13,607	3,906
Foreign exchange (loss) gain	(3,338)	2,185	(4,160)
Other income – net	2,626	2,137	2,719
Net income before non-controlling interest	5,510	26,714	29,211
Non-controlling interest	(5,030)	(19,702)	(22,379)
Net income	480	7,012	6,832
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	9,800,000	9,800,000	9,800,000
Weighted-average number of subordinated units outstanding - Basic and diluted	9,800,000	9,800,000	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	19,600,000	19,600,000	19,600,000

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at	As at
	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	137,791	121,224
Other current assets	104,342	107,172
Vessels and equipment	1,683,238	1,662,865
Other assets	92,976	92,622
Intangible assets	52,839	55,355
Goodwill	127,113	127,113
Total Assets	2,198,299	2,166,351
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	56,513	50,540
Current portion of long-term debt	82,743	64,060
Current portion of derivative instruments	19,146	5,277
Long-term debt	1,476,680	1,453,407
Other long-term liabilities	157,775	120,453
Non-controlling interest	343,366	391,645
Partners’ equity	62,076	80,969
Total Liabilities and Partners’ Equity	2,198,299	2,166,351

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items.  Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets.  Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions.  Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.  The table below reconciles distributable cash flow to net income.

Three Months Ended March 31, 2008
(unaudited)

Net Income	480
Add:
Depreciation and amortization	32,546
Non-controlling interest	5,030
Income tax expense	197
Foreign exchange and other, net	5,888
Less:
Estimated maintenance capital expenditures	(19,254)
Distributable Cash Flow before Non-Controlling Interest	24,887
Non-controlling interests’ share of DCF	(18,080)
Distributable Cash Flow	6,807

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION (in thousands of U.S. dollars)

	Three Months Ended March 31, 2008
	(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues (1)	114,506	21,205	16,698	152,409
Vessel operating expenses	29,215	5,959	6,312	41,486
Time-charter hire expense	33,646	-	-	33,646
Depreciation and amortization	22,551	4,891	5,104	32,546
General and administrative	12,561	2,204	829	15,594
Income from vessel operations	16,533	8,151	4,453	29,137

	Three Months Ended December 31, 2007
	(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues (1)	119,959	22,549	17,685	160,193
Vessel operating expenses	30,284	6,988	6,950	44,222
Time-charter hire expense	38,714	-	-	38,714
Depreciation and amortization	22,912	5,576	4,985	33,473
General and administrative	11,431	1,900	1,046	14,377
Income from vessel operations	16,618	8,085	4,704	29,407

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions.  Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.  Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to secure future FPSO projects through its joint venture Teekay Petrojarl ASA; the offer from Teekay to purchase up to an additional 25 percent interest in OPCO; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; required approvals by the board of directors of Teekay and Teekay Offshore, as well as the conflicts committee of Teekay Offshore to acquire additional interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007.  The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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